SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021
________________

SILICOM LTD.

 (Translation of Registrant's name into English)
________________

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel

(Address of principal executive offices)
________________

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

 Yes ☐                  No ☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the "Registrant" or the "Company") held an Annual General Meeting of Shareholders on June 3, 2020 at 14:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (the "Meeting"). Copies of the Notice of Annual General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on April 28, 2021. The Registrant is announcing that the resolutions relating to the: (i) re-election of Mr. Eli Doron to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2024, and until his successor has been duly elected; (ii) approval of the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") and in compliance with the Company's compensation policy (the "Compensation Policy") and the Compensation Policy Cap (as such term is defined in the Compensation Policy) to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors; (iii) approval of the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Cap to Mr. Yeshayahu ('Shaike') Orbach, the Company's President and Chief Executive Officer; and (iv) approval of the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as independent public accountants of the Company for the year ending December 31, 2021 and until the next annual General Meeting of Shareholders and authorization of the Audit Committee of the Board of Directors to fix the compensation of such auditors, in accordance with the amount and nature of their services, were all duly approved by the shareholders of the Company at the Meeting.

This report on Form 6-K is incorporated by reference into all registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

	By:	/s/ Yeshayahu ('Shaike') Orbach
Yeshayahu ('Shaike') Orbach
Date: June 3, 2021		Director, President and Chief Executive Officer